PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Eldorado Gold Corporation of our report dated March 22, 2007 relating to the consolidated financial statements for the years ended December 31, 2006 and 2005 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Eldorado Gold Corporation as of December 31, 2006.

(Signed) “PricewaterhouseCoopers LLP” Chartered Accountants Vancouver, B.C., Canada March 22, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.